UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-24548

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 6, 2008

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

MOVIE GALLERY, INC.
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

900 WEST MAIN STREET
Address of Principal Executive Office (Street and Number)

DOTHAN, ALABAMA 36301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Movie Gallery, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended April 6, 2008 (“Q1 2008 Form 10-Q”) by May 21, 2008, without unreasonable effort and expense. On October 16, 2007, the Company and certain of its U.S. subsidiaries (collectively, the “Reorganized Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division (the “Bankruptcy Court”) seeking reorganization relief under the provisions of chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) (collectively, the “Cases”).

On December 22, 2007, the Reorganized Debtors filed with the Bankruptcy Court the Joint Plan of Reorganization of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code and a related Disclosure Statement. On February 4, 2008, the Reorganized Debtors filed with the Bankruptcy Court amended versions of those documents, which were titled the First Amended Joint Plan of Reorganization of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code (as amended by the Second Amended Joint Plan of Movie Gallery, Inc. and Its Debtor Subsidiaries Under Chapter 11 of the Bankruptcy Code filed with the Bankruptcy Court on February 18, 2008 and may be further amended, referred to herein as the “Plan”) and a Disclosure Statement related to the Plan (the “Disclosure Statement”).

On February 5, 2008, the Bankruptcy Court approved the Disclosure Statement and authorized the Reorganized Debtors to begin soliciting votes on the Plan. On April 4, 2008, the Company issued a press release announcing that each class of creditors entitled to vote on the Plan voted to support the Plan. On April 10, 2008, the Bankruptcy Court entered an order confirming the Plan, with certain technical modifications made thereto and as supplemented by certain plan supplements filed with the Bankruptcy Court. On May 20, 2008, the Reorganized Debtors announced that they had emerged successfully from chapter 11 bankruptcy protection after meeting all statutory requirements for their Plan.

Since the commencement of the Cases, the Reorganized Debtors were focused on stabilizing and restructuring their operations in accordance with their business plan, including identifying and closing certain of its under-performing video rental stores. At the same time, key personnel within the Company’s accounting and finance organization were actively involved with finalizing those necessary financing arrangements that enabled the Reorganized Debtors to exit from Chapter 11. The Company has spent significant time during the first and second quarters of 2008 preparing for confirmation of its Plan and the Reorganized Debtors’ emergence from Chapter 11. Additionally, and as a result of, among other things, the time-consuming process of reviewing inventories, leases, goodwill and other assets for possible impairment charges, as well as the reasons mentioned above, the Company is not able to timely file its Q1 2008 Form 10-Q without unreasonable effort or expense. The Company is making diligent efforts to file its Q1 2008 Form 10-Q as soon hereafter as possible.

Forward-Looking Statements

This Notification may contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, that reflect, when made, the Company’s current views with respect to current events and financial performance. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment, which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: (i) the risks and uncertainties associated with the ability to successfully implement Movie Gallery’s Second Amended Plan of Reorganization, as confirmed; (ii) the ability of the Company to operate subject to the terms of the Company’s existing financing obligations; (iii) the direct or indirect effects on our business of our impaired credit; (iv) the ability of the Company to obtain and maintain normal terms with vendors and service providers; (v) the Company’s ability to maintain contracts and leases that are critical to its operations; (vi) the ability of the Company to execute its business plans and strategy, including the operational restructuring initially announced in 2007, and to do so in a timely fashion; (vii) the ability of the Company to attract, motivate and/or retain key executives and associates; (viii) general economic or business conditions affecting the video and game rental and sale industry (which is dependent on consumer spending), either nationally or regionally, being less favorable than expected; (ix) increased competition in the video and game rental and sale industry; and (x) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof. Other risk factors are listed from time to time in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and subsequent reports filed with the Securities and Exchange Commission. Movie Gallery disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

THOMAS D. JOHNSON JR., EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	(334)	702-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and its Annual Report on Form 10-K for the year ended January 6, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

MOVIE GALLERY, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 22, 2008	By	/s/ Thomas D. Johnson Jr.
Thomas D. Johnson Jr.
Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

Significant Changes in Results of Operations

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarterly period ended April 6, 2008 will reflect significant changes from its results of operations for the quarterly period ended April 1, 2007. The results of operations that the Company will include in the Q1 2008 Form 10-Q needs to be finalized by management and reviewed by the Company’s independent registered public accounting firm and are subject to the issues discussed in Part III of this notification. Except as described in this notification, the Company believes it is not appropriate to provide an estimate of those results at this time.

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